
October 20, 2020

Kevin Hearde
Executive Vice President & Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle Suite 200
San Diego, California 92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted October 14, 2020**
> **CIK No. 0001823239**

Dear Mr. Hearde:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 filed October 14, 2020

Prospectus Summary
Overview, page 2

1. We note your statement that your CleanCap products are incorporated into six mRNA programs targeting COVID-19 vaccines development and potentially may be used in up to three additional COVID-19 vaccine development programs. Please identify the vaccine developers using CleanCap and their current stage of development. Also, provide the basis of your belief that up to three additional COVID-19 vaccine development plans will incorporate CleanCap products. If these plans are based on conversations with the developers, please briefly describe the conversations.

<u>Risk Factors</u>
<u>Our certificate of incorporation will designate the Court of Chancery..., page 67</u>

2.   We note the sentence added at the end of this risk factor in response to our prior comment 4. Please further revise your disclosure to address whether there is currently any question as to whether a court would enforce the forum selection provision, and indicate that shareholders may experience increased costs as a result of the selection of the Court of Chancery of Delaware as the exclusive forum for the noted litigation matters.

<u>Management Discussion and Analysis</u>
<u>Results of Operations for the Years Ended December 31, 2018 and 2019</u>
<u>Adjusted EBITDA and Segment Information, page 103</u>

3.   We note your response to comment six and that you to continue to describe Adjusted EBITDA as not "representative of [y]our ongoing operating performance" and that it does not "reflect the core operations" as disclosed on pages 99, 103 and F-42. Please revise to present a balanced discussion that reflects your disclosures throughout the filing that acquisitions are a significant part of your business strategy, as noted under "Our Strategy" on page 9, which have a direct impact on your core operations.

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Hayward